Mail Stop 3720

June 28, 2007

Via U.S. Mail

Mr. David Sach
Chief Financial Officer
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

      RE: **Millicom International Cellular S.A.**
               Form 20-F for the Year ended December 31, 2005
               Filed May 06, 2006
               File No. 000-22828

Dear Mr. Sach:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director